EXHIBIT (a)(9)

[TRANSCRIPT OF EMAIL BY TEKELEC GENERAL COUNSEL TO ELIGIBLE OPTION HOLDERS ON AUGUST 15, 2003]

In connection with the Company’s Stock Option Exchange Program (“Exchange Program”), Karolyn Flesher, Stock Plan Administrator, recently sent, via inter-office mail, a Form of Election to Participate to all optionees eligible to participate in the Exchange Program. This Form sets forth certain information concerning those stock options granted to you under the Amended and Restated 1994 Stock Option Plan which are eligible for exchange in the Exchange Program. Please contact Karolyn directly (karolyn.flesher@tekelec.com or 818-880-7820) if you have not received the Form.

Copies of the Schedule TO describing the terms and conditions of the Exchange Program are available at the Company’s Human Resources’ offices or on Teksource under the HR tab. Please review the Schedule TO carefully before making any decision whether to participate in the Exchange Program.

We wish to remind you that recipients of annual performance stock options granted by the Compensation Committee on January 31, 2003, at an exercise price of $8.54 per share, are NOT surrendered and cancelled if you participate in the Exchange Program. Such options remain outstanding, are exercisable in accordance with their terms and are otherwise unaffected by an optionee’s participation in the Exchange Program.

Even if you elect not to the participate in the Exchange Program, please be sure to sign the Form of Election to Participate with the appropriate box checked to indicate your election and return the Form to one of the locations specified in the cover letter to the Form. It is important that you return your completed Form of Election to Participate even if you do not wish to participate in the Exchange Program.

Please contact me or Karolyn Flesher if you have any questions.